SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 20, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP
(Exact name of registrant as specified in its charter)

TELESP HOLDING COMPANY
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21º andar
Sao Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

TABLE OF CONTENTS

Item

1.	Press Release dated November 20, 2002 titled: “Telecomunicações de São Paulo S/A—Telesp Announces Changes in the Executive Management”

TELECOMUNICAÇÕES DE SÃO PAULO S. A.—TELESP
ANNOUNCES CHANGES IN THE EXECUTIVE MANAGEMENT

November 20, 2002 (01 pages)

For more information, please contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel.:     (55-11) 3549-7200
Fax:      (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL:    http://www.telefonica.net.br

(São Paulo—Brazil), (November 20, 2002) Telecomunicações de São Paulo S. A.—Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs that the Board of Directors, at the meeting held on November 19, 2002 appointed the following members of the management, as a complement of their current mandate:

(a)	Stael Prata Silva Filho, who besides his current position of Executive Vice-President of Operations will hold the position of Vice-President of Strategic Planning.
(b)	Mariano Sebastian De Beer, to the position of Commercial Vice-President for Businesses.
(c)	Luis Antón Pansin, who besides his current position of Vice-President of Planning and Implementation will hold the position of Vice-President of Operations.
(d)	Fábio Silvestre Micheli, to the position of Commercial Vice-President for Residential Clients.
(e)
Carlos García-Alvea Ristol, to the position of Vice-President of Administration and Finance and Director of Investor Relations, in replacement of Mr. Leonardo de Paiva Rocha. The empowerment of Mr. Carlos García-Alvea Ristol is pending upon his resident visa in Brazil, according to the current applicable legislation. Until that time, the position of Vice-President of Administration and Finance and Director of Investor Relations will be held on an interim basis by Mr. Stael Prata Silva Filho.

Therefore, the management of the Company will be composed as follows: a) President: Fernando Xavier Ferreira; b) CEO: Mr. Manoel Luiz Ferrão de Amorim; c) Vice-President of Corporate and Regulatory Strategy: Mr. Eduardo Navarro de Carvalho; d) Executive Vice-President of Operations: Mr. Stael Prata Silva Filho; e) Vice-President of Strategic Planning: Mr. Stael Prata Silva Filho; f) Vice-President of Administration and Finance and Director of Investor Relations: Mr. Stael Prata Silva Filho; g) Vice-President of Operations: Mr. Luis Antón Pansin; h) Vice-President of Planning and Implementation: Mr. Luis Antón Pansin; i) Commercial Vice-President for Businesses: Mr. Mariano Sebastian De Beer; j) Commercial Vice-President for Residential Clients: Mr. Fábio Silvestre Micheli; k) Vice-President of Human Resources: Mr. José Carlos Misiara; l) Vice-President of Long Distance and Interconnection Businesses: Mr. Bento José de Orduña Viegas Louro; and m) Vice-President of Organization and Information Systems: Mr. Fernando Antonio Miguel.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

Date: November 20, 2002	By:	/s/ Charles E. Allen
Name: Charles E. Allen
Title: Investor Relations Director